Exhibit 19

Innovative Eyewear Inc.

Insider Trading Policy

and Guidelines with Respect to Certain Transactions in Company Securities

APPLICABILITY OF POLICY

This Policy applies to all transactions in the Company’s securities, including shares of common stock, options, warrants to purchase common stock and rights to receive common stock and any other securities the Company may issue from time to time, such as preferred stock and convertible notes, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers, and employees, and consultants or contractors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company and members of the immediate family or household of any such person. This group of people is sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as such information is not publicly known.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Material Nonpublic Information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Examples of such information may include:

●	Financial results;

●	Entry into a material agreement or discussions regarding entry into a material agreement;

●	Projections of future earnings or losses;

●	Joint ventures/commercial partnerships with third parties;

●	News of the disposition of material assets;

●	New product or project announcements of a significant nature;

●	Information regarding regulatory review of Company products;

●	Intellectual property and other proprietary information;

●	Major contract awards, cancellations or write-offs;

●	Research milestones and related payments or royalties;

●	Impending bankruptcy or financial liquidity problems;

●	Gain or loss of a substantial customer or supplier or manufacturer;

●	Significant pricing changes;

●	Stock splits;

●	New equity or debt offerings;

●	Significant litigation exposure due to actual or threatened litigation;

●	Changes in senior management or the Board of Directors of the Company;

●	Capital investment plans; and

●	Any delays in delivery or manufacturing of products.

STATEMENT OF POLICY

General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading related to the Company or any other company.

Specific Policies

1. Trading on Material Nonpublic Information. With certain exceptions, no Insider shall engage in any transaction involving a purchase or sale of the Company’s or any other company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. However, see Section 2 under “Permitted Trading Period” below for a full discussion of trading pursuant to a pre-established plan or by delegation.

As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Regulation FD (Fair Disclosure) is an issuer disclosure rule implemented by the SEC that addresses selective disclosure of Material Nonpublic Information. The regulation provides that when the Company, or person acting on its behalf, discloses material nonpublic information to certain enumerated persons (in general, securities market professionals and holders of the Company’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, the Company must make public disclosures simultaneously; for a non-intentional disclosure the Company must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the policy of the Company that all public communications of the Company (including, without limitation, communications with the press, other public statements, statements made via the Internet or social media outlets, or communications with any regulatory authority) be handled only through the Company’s Chief Executive Officer (the “CEO”), an authorized designee of the CEO or the Company’s public or investor relations firm. Please refer all press, analyst or similar requests for information to the CEO and do not respond to any inquiries without prior authorization from the CEO. If the CEO is unavailable, the Company’s Chief Financial Officer (or the authorized designee of such officer) will fill this role.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards, blogs, or social media) is strictly forbidden.

4. Duty to Report Inappropriate and Irregular Conduct. All employees, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity within the Company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to any member of the Company’s Audit Committee. In certain instances, employees are allowed to participate in federal or state proceedings. For a more complete understanding of this issue, employees should consult their employee manual and or seek the advice of counsel. Our general Corporate and Securities Counsel is Ellenoff Grossman & Schole LLP, attention: Justin Grossman, at (212)370-1300, email: jgrossman@egsllp.com.

POTENTIAL CRIMINAL AND CIVIL LIABILITY

AND/OR DISCIPLINARY ACTION

1. Liability for Insider Trading. Insiders may be subject to penalties of up to $5,000,000 and up to ten (10) years in jail for engaging in transactions in the Company’s securities at a time when they possess Material Nonpublic Information regarding the Company. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s stock and its value as measured by the trading price of the stock a reasonable period after public dissemination of the nonpublic information.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority, Inc. use sophisticated electronic surveillance techniques to monitor trading and uncover insider trading.

3. Possible Disciplinary Actions. Individuals subject to the Policy who violate this Policy shall also be subject to disciplinary action by the Company, which may include suspension, forfeiture of perquisites, ineligibility for future participation in the Company’s equity incentive plans and/or termination of employment.

PERMITTED TRADING PERIOD

1. Black-Out Period and Trading Window.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all officers, directors, employees, members of the immediate family or household of any such person and others who are subject to this Policy refrain from conducting any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the twenty-fifth day of the third month of the fiscal quarter (the “Trading Window”). If such public disclosure occurs on a Trading Day before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

Notwithstanding the foregoing, persons subject to this Policy may submit a request to the Company to purchase or sell the Company’s securities outside the Trading Window on the basis that they do not possess any Material Nonpublic Information. The Compliance Officer shall review all such requests and may grant such requests on a case-by-case basis if he or she determines that the person making such request does not possess any Material Nonpublic Information at that time.

It is the Company’s policy that the period when the Trading Window is “closed” is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This is because Insiders, as any quarter progresses, are increasingly likely to possess Material Nonpublic Information about the expected financial results for the quarter. The purpose of the Trading Window is to avoid any unlawful or improper transactions or the appearance of any such transactions.

It should be noted that even during the Trading Window any person possessing Material Nonpublic Information concerning the Company shall not engage in any transactions in the Company’s (or any other company’s, as applicable) securities until such information has been known publicly for at least two Trading Days. The Company has adopted the policy of delaying trading for “at least two Trading Days” because the securities laws require that the public be informed effectively of previously undisclosed material information before Insiders trade in the Company’s securities. Public disclosure may occur through a widely disseminated press release or through filings, such as Forms 10-Q and/or 8-K, with the SEC. Furthermore, in order for the public to be effectively informed, the public must be given time to evaluate the information disclosed by the Company. Although the amount of time necessary for the public to evaluate the information may vary depending on the complexity of the information, generally two Trading Days is a sufficient period of time.

From time to time, the Company may also require that Insiders suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and may not disclose to others the fact of such suspension of trading.

Although the Company may from time to time require during a Trading Window that Insiders and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Notwithstanding these general rules, Insiders may trade outside of the Trading Window provided that such trades are made pursuant to a pre-established plan or by delegation; these alternatives are discussed in the next section.

2.  Trading According to a Pre-established Plan or by Delegation.

Trading which is not “on the basis of” material non-public information may not give rise to insider trading liability. The SEC has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions, plans or programs (a “10b5-1 Plan”).

10b5-1 Plans must:

(a) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, an Insider can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party. This documentation must be provided to the Company’s Insider Trading Compliance Officer or legal counsel;

(b) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Insider can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Insider’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated, the specific amount, price and timing need not be provided;

(c) Be implemented at a time when the Insider does not possess material non-public information. As a practical matter, this means that the Insider may set up a 10b5-1 Plan, or delegate trading discretion, only during a “Trading Window” (discussed in Section 1, above); and,

(d) Remain beyond the scope of the Insider’s influence after implementation. In general, the Insider must allow the 10b5-1 Plan to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the 10b5-1 Plan. An Insider wishing to change the amount, price or timing of a 10b5-1 Plan can do so only during a “Trading Window” (discussed in Section 1, above). Termination of a 10b5-1 Plan may be undertaken at any time, provided that the termination must be approved in advance by the Company’s Insider Trading Compliance Officer in order to ensure that the Insider is not in possession of Material Nonpublic Information. If the Insider has delegated decision-making authority to a third party, the Insider cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades.

Prior to implementing a pre-established plan for trading, all officers and directors must receive the approval for such plan from the Company’s Insider Trading Compliance Officer or legal counsel.

3. Pre-Clearance of Trades.

Even during a Trading Window, all Insiders must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Insider’s trades. To do so, each Insider must contact the Company’s Insider Trading Compliance Officer or legal counsel prior to initiating any of these actions. The Company may also find it necessary, from time to time, to require compliance with the pre-clearance process from others who may be in possession of Material Nonpublic Information.

4. Individual Responsibility.

Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has established a Trading Window applicable to that Insider or any other Insiders of the Company. Each individual, and not necessarily the Company, is responsible for his or her own actions and will be individually responsible for the consequences of their actions. Therefore, appropriate judgment, diligence and caution should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

5. Exceptions to the Policy.

Any exceptions to this Policy may only be made by advance written approval of each of: (i) the Company’s Chief Executive Officer, (ii) the Insider Trading Compliance Officer and (iii) the Chairman of the Audit Committee of the Board. Any such exceptions shall be immediately reported to the remaining members of the Board.

APPLICABILITY OF POLICY TO MATERIAL NONPUBLIC INFORMATION

REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All Insiders should treat Material Nonpublic Information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

PROHIBITION AGAINST BUYING AND SELLING

COMPANY COMMON STOCK WITHIN A SIX-MONTH PERIOD

Directors, Officers and 10% Stockholders

Purchases and sales (or sales and purchases) of Company common stock occurring within any six-month period in which a mathematical profit is realized result in illegal “short-swing profits.” The prohibition against short-swing profits is found in Section 16 of the Exchange Act. Section 16 was drafted as a rather arbitrary prohibition against profitable “insider trading” in a company’s securities within any six-month period regardless of the presence or absence of material nonpublic information that may affect the market price of those securities. Each executive officer, director and 10% stockholder of the Company is subject to the prohibition against short-swing profits under Section 16. Such persons are required to file Forms 3, 4 and 5 reports reporting his or her initial ownership of the Company’s common stock and any subsequent changes in such ownership. The Sarbanes-Oxley Act of 2002 requires executive officers and directors who must report transactions on a Form 4 to do so by the end of the second business day following the transaction date. Profit realized, for the purposes of Section 16, is calculated generally to provide maximum recovery by the Company. The measure of damages is the profit computed from any purchase and sale or any sale and purchase within the short-swing (i.e., six-month) period, without regard to any setoffs for losses, any first-in or first-out rules, or the identity of the shares of common stock. This approach sometimes has been called the “lowest price in, highest price out” rule.

In order to avoid trading activity that could inadvertently trigger a short-swing profit, it is the Company’s policy that no executive officer, director and 10% shareholder of the Company who has a 10b5-1 Plan in place may engage in voluntary purchases or sales of Company securities outside of and while such 10b5-1 Plan remains in place.

INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer or legal counsel.